Brocade Communications Q3 06 Financial Results August 17, 2006 Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McData Corporation Commission File No.: 000-31257

Q3 06 Conference Call & Audio Web Cast Speakers Michael Klayko, Chief Executive Officer Richard Deranleau, Chief Financial Officer Tom Buiocchi, VP Worldwide Marketing & Support Moderator Shirley Stacy, Investor Relations Replay Information Telephone - (800) 642-1687 or (706) 645-9291 Passcode 3920137 Website - www.brocade.com/investors

Securities Litigation Reform Act - Safe Harbor and Other Disclosures This presentation includes forward-looking statements regarding Brocade's business outlook. These statements are only predictions and are subject to risks and uncertainties. Brocade's actual results may differ materially from the results discussed in these forward-looking statements as a result of the risks set forth in our SEC filings, including our most recent Form 10-K for the fiscal year ended October 29, 2005 and 10-Q for the quarter ended April 29, 2006. This presentation includes forward looking statements regarding the acquisition of McDATA Corporation and the financial and strategic benefits of the acquisition. The acquisition remains subject to regulatory approval as well as certain other closing conditions. We also face other risks that could cause us not to achieve the anticipated benefits of the acquisition. Brocade assumes no obligation to update these forward-looking statements. This presentation includes non-GAAP financial measures. The most directly comparable GAAP financial measures and a reconciliation of the differences between these non-GAAP financial measures and the most directly comparable GAAP financial measures is provided in our Q3 06 press release which has been furnished to the SEC on Form 8-K as filed on August 17, 2006 and in this Q3 06 slide presentation posted on our website at www.brocade.com. This presentation includes sell-through information, which provides a measure of OEM and channel partners' sales to end-users. Brocade does not record revenue based upon OEM sell-through information and this measure is not intended to be viewed as a substitute for reported GAAP revenue. Sell-through is a measure of demand, but is not a GAAP measurement of revenue and therefore is not subject to the same level of internal controls as reported GAAP revenue. Please note that certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

Recap of McDATA Acquisition

McDATA Transaction Overview On August 7, 2006 Brocade announced the acquisition of McDATA in a stock-for-stock transaction Transaction valued at approximately $713 million ($4.61 per McDATA share) as of August 7, 2006 McDATA stockholders will receive 0.75 shares of Brocade common stock Expect to close as early as Brocade's first fiscal quarter 2007 Upon close, McDATA shareholders will own approximately 30% of the combined company The transaction requires approval by both Brocade and McDATA shareholders and is subject to regulatory review Transaction expected to be accretive with annual synergies of approximately $100 million by the 4th quarter of combined operations

McDATA Acquisition Offers Significant Benefits to Customers and OEMs End User Benefits Provide interoperability and management unification Protect and extend investment made in networked and shared storage Accelerate the pace of innovation OEM Benefits Minimize operational costs Reduce qualification costs Accelerate investment in differentiated solutions to jointly develop new markets Deliver even higher levels of field support and service to drive greater customer satisfaction

Significant Value Creation Through Cost Synergies Accretive to Brocade's EPS, on a non-GAAP basis, by the fourth quarter of combined operations Approximately $100 million in annualized cost synergies by the fourth quarter of combined operations Both headcount and non-headcount based expense savings Operate on a combined basis within Brocade's long term financial model by the end of the first full year of combined operation. These expected results are consistent even over a wide range of revenue assumptions that we have modeled for financial sensitivity purposes.

Partners Endorse McDATA Acquisition "Both Brocade and McDATA have a rich history of innovation in storage networking, and have played a vital role in introducing features and functions that have greatly benefited end-users. We are excited about the potential for further advancements in SAN technologies resulting from the combined efforts of the two companies." Andy Monshaw, General Manager, IBM Storage Systems. "Brocade is a key partner for our NetApp NAS and SAN unified storage solutions. As Brocade expands its solution portfolio through the acquisition on McDATA, we believe this will further enable us to simplify data management for our customers and support our drive to expand NetApp share in the SAN market." Patrick Rogers, Vice President of Products and Alliances, Network Appliance. "As a Brocade OEM partner, we are excited to hear about Brocade's plan to acquire McDATA. This will provide BlueArc with the opportunity to evaluate a broader range of solutions and services from Brocade while reducing our time-to-market and operating costs as we seek innovative ways to address existing and new markets." Mike Gustafson, President and CEO, BlueArc Corporation "The Brocade acquisition of McDATA creates an opportunity for Xiotech to streamline its operations and at the same time benefit from of an even wider range of solutions and services for our customers from one OEM partner." Mike Stolz Vice President of Marketing, Xiotech Corporation.

Analysts Endorse McDATA Acquisition "This deal has a variety of benefits for existing Brocade and McDATA customers. Brocade is committed to building a unified set of management tools which will reduce the cost and complexity faced by OEMs and end-users associated with qualifying and supporting two separate product lines. Brocade's continued execution, as evident in the aforementioned financial results, should facilitate a quick integration inclusive of a product roadmap where both companies customers' can begin to plan for future storage and information networking strategies." Brian Babineau, Analyst, Enterprise Strategy Group "Brocade's announcement that it intends to acquire McDATA signals a further consolidation in the SAN infrastructure market, a move that has been long anticipated and desired by many in the storage industry. In the short-term, Brocade and McData face a significant number of business and product-integration challenges. In the mid-term and long-term, however, the merger of these companies will greatly benefit the combined company and many of its storage OEM partners." John McArthur, Group VP and GM, Information Infrastructure and Enabling Technologies, IDC. "Brocade's acquisition of McData should prove to be a positive move for both the company's customers and its OEMs. The company now has the opportunity to remove significant storage networking complexity in the largest enterprise data centers and also streamline the very real costs that OEMs have incurred in supporting multiple strategic switching vendors. It's a smart move that will now open the door for Brocade to focus hard on the innovations required to sustain market leadership." Brad O'Neill, Senior Analyst, Taneja Group

Q3 Fiscal 2006 Quarter in Review

Q3 06 Another Outstanding Quarter Revenue a Record $188.9 Million +55% Year-Over-Year 3rd Consecutive Quarter of Record Revenue 4th Consecutive Quarter of Increased Profitability Sell-through a Record at Approximately $190.6 Million Continued Strong Demand for Products and Services Key Q3 Customer Wins Rolex, ING Bank, AC Neilsen, Target, Walgreens, and China Telecom Continued Progress in Tapestry and Services

Q3 06 SilkWorm Performance

- Continued Strong Demand for Directors
  - Directors revenue increased 72% year-over-year
  - Demand for SilkWorm 48000 grew 18% sequentially
- Switches Continue to Outperform
  - Another record quarter for switches which grew 53% year-over-year
  - New SilkWorm 4900 64-port switch off to tremendous start
- Embedded Blades In-line with Market
  - Sales unchanged in flat market, off of a record Q2 revenue
- End-to-end 4Gig advantage provides differentiation
  - 4Gig was over 90% of product revenue in Q3

© 2006 Brocade Communications Systems, Inc. All Rights Reserved.
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Q3 06 Tapestry Progress Update File Area Network (FAN) WAFS increased over 60% sequentially 1st quarter of revenue for StorageX post NuView acquisition Approximately 450 customers Customer case study: Amaren, a leading utility based in St. Louis, recently estimated a savings of $1.2 million associated with more efficient file consolidation and backup resulting from a Tapestry StorageX-based solution. Tapestry ARM Shipped first ARM solutions for revenue Tapestry DMM Signed OEM services contract for DMM with one of our largest OEM partners

Selected Customers using Tapestry Solutions

Q3 06 Services Update Services Initiative Continues to Build Momentum Revenue Growth 35% Q/Q and 96% Y/Y Customer engagements increased over 50% Q/Q

Selected Customers using Brocade Services &Support

Q3 Fiscal 2006 Financials

Q105 Q205 Q305 Q405 Q106 Q206 Q306 Revenue 161.6 144.8 122.3 145.5 170.1 182.7 188.9 Sell-through 161.9 145.4 143.2 160.2 173.6 178.6 190.6 Q3 06 Trended Revenue and Sell-through $ millions

Q3 06 Operating Results* Revenue $188.9M $182.7M $122.3M Gross Margin* 60.2% 58.6% 51.1% Operating Expense* $80.8M $76.8M $64.3M Operating Income (loss)* $32.9M $30.3M ($1.8M) Operating Margin* 17.4% 16.6% (1.5%) Net Income* $31.0M $26.4M $2.8M Non-GAAP EPS, diluted* $0.11 $0.10 $0.01 Q3 06 Q2 06 Q3 05 *Non-GAAP (other than revenue)

Q3 06 Operating Expenses GAAP to Non-GAAP Reconciliation ($ thousands) Q3 06 Q2 06 Q3 05 Operating expenses on a GAAP basis $90,339 $ 89,787 $76,697 Adjustments: SEC investigation and other related costs (2,990) (3,160) (3,722) Stock-based compensation expense included in research and development (3,052) (2,698) (787) Stock-based compensation expense included in sales and marketing (1,771) (1,543) (111) Stock-based compensation (expense) included in general and administrative (876) (681) (40) Amortization of intangible assets (888) (518) ---- Facilities lease losses ---- (3,775) ---- Compensation expense related to acquisitions ---- (585) ---- In-process research and development ________ ________ (7,784) Total operating expenses on a non-GAAP basis $80,762 $76,827 $64,253

Q3 06 Gross Margin and Tax GAAP to Non-GAAP Reconciliation ($ thousands) Q306 Q206 Q305 Gross margin on a GAAP basis $111,914 $105,144 $62,386 Adjustments: Stock-based compensation expense included in cost of revenues 1,738 2,007 52 Total gross margin adjustments 1,738 2,007 52 Gross margin on a non-GAAP basis $113,652 $107,151 $62,438 Tax Reconciliation: The difference between the income tax provision for GAAP and non-GAAP is due to stock based compensation costs, the SEC settlement provision, the gain on disposition of marketable or equity investments, in-process research and development expense, the lease loss reserve, and the amortization of intangibles. A portion of the resulting income tax expense was reduced by net operating loss and credit carry forwards as applicable.

Balance Sheet Highlights Q3 06 vs. Q4 05 Cash & investments * $797.5M $ 764.4M Net cash & investments ** $518.6M $ 485.5M Current assets $927.4M $ 770.1M Property Plant & Equipment $103.7M $ 108.1M Total assets $1,116.2M $ 981.7M Current liabilities $534.0M $ 460.4M Convertible debt $278.9M $ 278.9M Stockholders' equity $569.9M $ 508.8M Total liabilities & stockholders' equity $1,116.2M $ 981.7M Q3 06 Q4 05 * Includes restricted short-term investments ** Net of convertible subordinated debt

Q3 06 Trended Net Cash Growth Q204 Q304 Q404 Q105 Q205 Q305 Q405 Q106 Q206 Q306 326.4 344.7 384.6 429.9 468 454.9 485.5 510 502 518.6 $ Millions Net cash includes restricted short-term investments and is net of convertible subordinated debt Convertible debt to be retired on August 22, 2006

Q4 Fiscal 2006 Outlook

Q3 06 Summary We are executing well in our base business Excellent quarter as evidenced by our performance We are executing for growth and diversification Continue to extend our leadership in SAN switching Leveraging this foundation to expand into high-growth adjacent markets We now participate in a broader Total Available Market opportunity - from a Fibre Channel switch TAM of $1.8 billion to an estimated TAM of $5.4 billion Our belief and strategy is: That shared storage is important driver of next generation efficiencies across the enterprise That Brocade will be a leading supplier of these solutions We are focused and committed to deliver exceptional results

Upcoming Investor Relations Events September 6 Citigroup Conference - New York September 12 Brocade Analyst Meeting - New York

Q&A

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at 408-333-5767 or investor- relations@brocade.com or from McDATA by contacting Investor Relations 408-567-5815 or investor_relations@mcdata.com. Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at 408-333-5767 or investor-relations@brocade.com. McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations 408-567-5815 or investor_relations@mcdata.com.